02005141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
FEB 07 2002
359
WASH, D.C.

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SEC FILE NUMBER
8- 43688

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vestrust Securities, L.P. ~~& Subsidiaries~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

355 Alhambra Circle Suite 1201
(No. and Street)

Coral Gables (City) FL (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Noemi Schaefer 786-552-7002
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name — *if individual, state last, first, middle name*)

2699 South Bayshore Drive (Address) Miami (City) FL (State) 33133 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jacobo Gadala - Maria, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestrust Securities L.P. & Subsidiaries, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public



B. Clemente-Douglas
Commission # CC 960847
Expires Sep. 27, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1,
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners
Vestrust Securities L.P.
Miami, Florida

We have audited the accompanying consolidated statement of financial condition of Vestrust Securities L.P. and Subsidiaries as of December 31, 2001. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Vestrust Securities L.P. and Subsidiaries as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



Miami, Florida
January 18, 2002

VESTRUST SECURITIES L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CASH AND CASH EQUIVALENTS, of which $14,171 is deposited with foreign banks	$	551,265
DEPOSIT AT CLEARING BROKER (NOTE 7)		102,533
DUE FROM BROKER (NOTE 3)		208,699
SECURITIES OWNED, AT MARKET (NOTE 7)		256,134
INTEREST RECEIVABLE		3,382
PROPERTY AND EQUIPMENT (NOTE 2)		514,257
OTHER ASSETS		117,019
	$	1,753,289

LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accrued liabilities (Note 4)	$	606,550
COMMITMENTS AND CONTINGENCY (NOTES 6, 7 AND 8)		
PARTNERS' CAPITAL (NOTES 4 AND 9)		1,146,739
	$	1,753,289

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Vestrust Securities L.P. and Subsidiaries (the Partnership) is a broker-dealer specializing in foreign debt securities. The broker-dealer acts in a principal capacity, buying and selling for its own account and trading with customers and other dealers. The broker–dealer also acts in an agency capacity, buying and selling securities for its customers, primarily within Latin America, and charging a commission. The Partnership is also a registered investment advisor under the Securities and Exchange Act of 1940.

Basis of Financial Statement Preparation

The consolidated financial statements include the accounts of Vestrust Securities L.P. (the Parent), (a Delaware limited partnership and registered broker-dealer), Vestrust Investments Venezuela S.R.L. (a Venezuelan limited liability partnership), and Vestrust Peru S.R.L. (a Peruvian limited liability partnership). The Parent owns 99% of the Venezuelan and Peruvian subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Government and Other Regulation

The Parent's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Parent is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis, and securities owned are valued at market. Securities for which quotations are not readily available are valued at fair market value as determined by the Board of Directors. The Partnership has an investment in a limited partnership that invests in public and private companies. The management of this limited partnership has valued the Partnership's investment at December 31, 2001 (Note 7).

Cash and Cash Equivalents

The Partnership considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Partnership may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Income Taxes

The Partnership is not subject to income taxes since the income or loss is includible in the tax returns of the partners.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently. Depreciation and amortization is computed on the straight-line method over three, five or seven years, the estimated useful lives of the assets.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with accounting principals generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT

At December 31, 2001, property and equipment consisted of the following:

Office equipment	$ 45,978
Communication equipment	8,060
Computer equipment	430,893
Furniture and fixtures	370,530
Leasehold improvements	108,223
	963,684
Less accumulated depreciation and amortization	(449,427)
	$ 514,257

NOTE 3. DUE FROM BROKER AND DUE TO BROKER

Due from broker, when applicable, represents amounts due from the Partnership's clearing broker, Bear Stearns Securities Corp. (Bear Stearns). Amounts due from broker represent cash balances at Bear Stearns and amounts owed the Partnership for unsettled transactions.

Due to broker, when applicable, represents amounts due to Bear Stearns and is collateralized by securities owned by the Partnership and securities awaiting delivery on uncompleted transactions. Interest is payable monthly at the prevailing variable rate, which was $1^{3}/_{16}$% at December 31, 2001. All amounts due are payable on demand.

NOTE 4. RELATED PARTY TRANSACTIONS

Management Agreement

The Partnership received management and administrative services, including use of the Parent's office facility, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs significant operating expenses and provides facilities and staff for the Parent in consideration of a management fee. At December 31, 2001 $372,901 of management fees were accrued.

Effective January 1, 2002, the affiliate will provide significantly less management and administrative services to the Partnership.

Advisory Agreement

The Partnership received financial and management support services from an entity affiliated by virtue of common ownership to the fully redeemed preferred limited partners.

Sub-Clearing Agreement

The Partnership has entered into sub-clearing agreements with foreign non-registered broker-dealers. The Partnership executes transactions for customers of the non-registered broker dealers in exchange for a percentage of commissions or mark-ups and in some cases, a minimum monthly fee.

Preferred Limited Partners

The capital balances of the preferred limited partners earned interest ranging from 10% to 12% per annum. Interest expense related to these capital accounts is considered a guaranteed payment for income tax purposes. All preferred limited partners fully redeemed their interests in 2001, amounting to $1,350,000.

Limited Partnership Grants

The Partnership granted (Grants) limited partnership units to certain key employees. Each employee's units have different vesting periods ranging from immediate to two years. The units have no voting rights, but entitle the Partners to profit allocations according to their respective vested ownership of such units. At December 31, 2001, total unvested limited partnership grants amounted to $57,500 (Note 9).

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Parent is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2001, the Partnership's "Net Capital" was $202,883, which exceeded requirements by $102,883, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 3.16 to 1.

NOTE 6. LEASE COMMITMENTS

The Venezuelan and Peruvian subsidiaries are obligated under non-cancelable operating leases for their office facilities located in Caracas, Venezuela and San Isidro, Peru, respectively.

During December 2001, the Partnership entered into a 60 month, non-cancelable lease for their office facility in Coral Gables, Florida. In connection with this lease, the Partnership was required to provide a deposit in the form of a stand-by letter of credit of $34,075, which reduced the Partnership's regulatory net capital (Note 5).

Approximate future minimum payments under the non-cancelable leases for the years subsequent to December 31, 2001, are as follows:

2002	$ 240,000
2003	208,000
2004	205,000
2005	205,000
2006	205,000
	$ 1,063,000

NOTE 7. RISK CONCENTRATIONS

Custody of Securities

The clearing and depository operations for the Partnership's securities transactions are provided by Bear Stearns, whose principal office is in New York City. At December 31, 2001, all amounts held in deposit and $3,300 of the securities owned, as reflected in the accompanying consolidated statement of financial condition, are held by Bear Stearns.

Securities Owned at Market

At December 31, 2001, securities owned consisted of the following:

Venture Capital Fund	$ 252,834
Equities	3,300
	$ 256,134

At December 31, 2001, the unrealized loss on securities owned was $115,423.

The Partnership's investment in the Venture Capital Fund is subject to potential future capital calls of up to $480,000 from an original maximum subscription of $800,000.

NOTE 8. CONTINGENCY

A former employee has filed a lawsuit against the Partnership in Caracas, Venezuela, for loss of labor benefits. Management believes the case against the Partnership is unfounded and plans on vigorously contesting this claim. The outcome of this lawsuit and potential liability, if any, cannot be determined at this time.

NOTE 9. SUBSEQUENT EVENT

In January 2002, a German financial institution entered into an agreement with the partners to acquire all outstanding partnership units, subject to regulatory approval. Upon the closing of this agreement, all unvested limited partnership grants will automatically become vested (Note 4).